Chris Miller:

Athletes.tv
CTO
April 2019 - Present (2 years 5 months)

Principal Software Engineer
Campfire · Full-time
Aug 2021 - Present · 1 yr 1 mo
Salt Lake City, Utah, United States

Walmart Labs
Senior Software Engineer
Walmart Labs
Jun 2019 - Aug 2021 · 2 yrs 3 mos

Silencer Co
Director of Information Technology
Feb 2015 - Mar 2019 4yrs 2 mos
West Valley City Utah